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April 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Yoon Choo

Re: Angel Oak Financial Strategies Income Term Trust (the "Acquiring Fund") (File No. 333- 236500) – Form N-14 Filing

Dear Ms. Choo:

This letter responds to comments you, Ms. Sally Samuel and Mr. David Orlic conveyed via telephone on April 13, 2020, to Brooke Clark and me and Josh Deringer from Faegre Drinker Biddle & Reath LLP, counsel to the Vivaldi Opportunities Fund and independent directors of the Vivaldi Opportunities Fund, and on April 17, 2020, to Brooke Clark and me; Josh Deringer; Adam Langley from Angel Oak Capital Advisors, LLC; and Marc Bassewitz and Michael Peck from Vivaldi Asset Management, LLC. The comments relate to the Securities and Exchange Commission ("SEC") staff's review of the registration statement/proxy statement on Form N-14 (the "Proxy Statement/Prospectus") that was filed by the Acquiring Fund on February 18, 2020. The Acquiring Fund plans to incorporate the SEC staff's comments based on the responses below in a pre-effective amendment to the Proxy Statement/Prospectus, a draft of which is included as Appendix A to this letter. Capitalized terms not defined herein have the definitions provided to them in the Proxy Statement/Prospectus.

1.Comment: Please disclose the percentage of securities held by the Acquired Fund that will be sold shortly before the closing of the Reorganization.

Response: The Acquiring Fund has revised the relevant disclosure as follows.

It is anticipated that approximately 90% of the securities held by the Acquired Fund will be sold by the Acquired Fund shortly before the closing of the Reorganization.

2.Comment: Please disclose a per share estimate of the tax consequences of the expected portfolio transitioning as a result of the Reorganization. Please also discuss whether the Acquired Fund Board considered the tax consequences relating to the portfolio transition and consider including additional disclosure in the "Background and Reasons for the Proposed Reorganization" section of the Proxy Statement/Prospectus.

Response: The Acquiring Fund has revised the relevant disclosure as follows.

As of March 31, 2020, the Acquired Fund had a net short term unrealized loss of approximately $5,098,795 (approximately $0.89 per share) and a net long term unrealized loss of $2,842,570 (approximately $0.50 per share). It is currently estimated that the Acquired Fund will distribute no capital gains to the Acquired Fund shareholders as a result of the portfolio transitioning conducted in connection with the Reorganization. The Acquired Fund did not have any capital loss carryforwards as of December 31, 2019; therefore, capital loss carryforwards will have no tax impact on portfolio transitioning conducted by the Acquired Fund in connection with the Reorganization.

Additionally, the Acquiring Fund has added the following disclosure to the "Background and Reasons for the Proposed Reorganization" section of the Proxy Statement/Prospectus.

The Acquired Fund Board noted that the portfolio repositioning may result in the realization of capital gains by the Acquired Fund that, to the extent not offset by capital losses, would be distributed to shareholders, and those distributions would be taxable to shareholders who hold shares in taxable accounts. The Acquired Fund Board reviewed and discussed materials that had been prepared by Vivaldi in response to the Board's request, which provided information regarding the anticipated tax impact of this repositioning.

3.Comment: Please supplementally explain how the Funds will ensure that the holdings of the Acquired Fund shareholders will not be diluted as a result of differences between the valuation procedures of the Funds.

Response: Although each Fund's valuation procedures differ to a certain extent, both procedures contemplate a fair valuation methodology according to similar principles and both Funds follow the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standard Codification Topic 946 "Financial Services —  Investment Companies." Prior to recommending the Reorganization to the Board of the Acquiring Fund for approval, Angel Oak conducted due diligence of the Acquired Fund's holdings. As previously noted, approximately 90% of the Acquired Fund's holdings will be liquidated prior to the Reorganization. Thus, 90% of the Acquired Fund's assets being acquired by the Acquiring Fund will be cash with no valuation concerns. With respect to the remaining 10% of the Acquired Fund's assets, Angel Oak has independently reviewed the value of those assets in accordance with the Acquiring Fund's valuation procedures and has found no material difference in the value of those assets as valued in accordance with the Acquiring Fund's valuation procedures compared to those assets as valued in accordance with the Acquired Fund's valuation procedures. In particular, it is anticipated that the same fair valuation methodology used by the Acquired Fund for valuing those assets will be used by the Acquiring Fund.

Additionally, per the Reorganization Agreement, the Acquired Fund's holdings will be valued in accordance with the Acquiring Fund's valuation procedures as of the Effective Time of the Reorganization provided that such computation is consistent with the valuation procedures of the Acquired Fund and in the event of any inconsistency, the parties hereto shall confer and mutually agree on the valuation. As a result, Vivaldi and the Acquired Fund will be made aware of any inconsistency in the valuation procedures to ensure that the holdings of the Acquired Fund shareholders will not be diluted as a result of differences between the valuation procedures of the Funds.

Therefore, the Funds believe that the holdings of the Acquired Fund shareholders will not be diluted as a result of differences between the valuation procedures of the Funds.

4.Comment: The SEC staff notes that, pursuant to an agreement between Angel Oak and Vivaldi, Angel Oak would purchase and acquire certain assets from Vivaldi for consideration, and Vivaldi is not relying on the safe harbor provided pursuant to Section 15(f) of the Investment Company Act of 1940, as amended ("1940 Act"). Please supplementally explain how each of Angel Oak and Vivaldi is satisfying its fiduciary duty to its respective clients in recommending Board approval of the Reorganization.

Response: As set forth in our response letter dated April 7, 2020, to the comments of the SEC staff and as previously discussed with the staff, we believe that complying with Section 15(f) of the 1940 Act is not required. Angel Oak and Vivaldi also believe that they have satisfied their fiduciary duties by exercising a duty of care and a duty of loyalty with respect to their respective clients. Nevertheless, as discussed in more detail below, the Acquiring Fund and Angel Oak have agreed to put in place an expense limitation agreement for two years and the Funds have agreed to provide additional disclosures in the Acquiring Fund's proxy statement and the Proxy Statement/Prospectus.

Compliance with Section 15(f) is not Required

We believe that complying with Section 15(f) of the 1940 Act is not required. Section 15(f) of the 1940 Act is a non-exclusive safe harbor that was enacted by Congress following the Rosenfeld v. Black decision.1 In that case, which was brought by a private plaintiff as opposed to the SEC, the Second Circuit Court of Appeals applied the equitable principle in that a fiduciary may not sell or transfer an advisory office for personal gain. The Rosenfeld decision created uncertainty as to whether an investment adviser of a registered investment company may receive any profit upon the transfer of its advisory business without incurring liability to the investment company or its shareholders.2

In response to the Rosenfeld decision, Congress enacted Section 15(f) to the 1940 Act in order to "clarify the law in light of" Rosenfeld 3 and provide a means by which an investment adviser might earn a profit upon the sale of its business to another adviser. Section 15(f) relates to any

1445 F.2d 1337 (2d Cir. 1971), cert. dismissed, 409 U.S. 802 (1972). The Second Circuit observed that the general common law principle that a fiduciary cannot sell his office is applicable to an investment adviser of an investment company and "impliedly incorporated" into the Act.

2However, several courts subsequently declined to follow the holding in Rosenfeld, including in cases where the stock or assets of an investment adviser were sold. See Nizin v. Bright, 478 F. Supp. 713 (D. Mass. 1979) (declining to follow Rosenfeld on grounds that "[c]ommon law fiduciary principles should not be [a]ssumed to be incorporated into the [1940] Act") and Kukman v. Baum, 346 F.Supp. 55 (N.D. Ill.1972) ("It is this Court's opinion that [Rosenfeld's] 'established prophylactic rule' has not been 'impliedly incorporated' into the [1940] Act.").

3See S. Rep. No. 75, 94th Cong., 1st Sess. 140 (1975) at 71.

amount or benefit received by an investment adviser "in connection with a sale of securities of, or a sale of any other interest in, such investment adviser" resulting in an assignment of an investment advisory contract. Section 15(f) is inapplicable to a reorganization when no sale of securities or other interest in the adviser that would result in an "assignment," as defined under Section 2(a)(4) of the 1940 Act, of an investment advisory contract has occurred or is proposed to occur as it relates to the reorganization. The legislative history is clear that Section 15(f) only applies in cases where a sale of securities or interest in an investment adviser constitutes an assignment of the adviser's advisory contract with the investment company.4

Indeed, the Acquired Fund shareholders are being asked to vote on the approval of the Reorganization Agreement—there is no assignment of advisory contract or advisory contract approval. Further, the agreement between Angel Oak and Vivaldi only pertains to (i) certain files, documents, data, operating systems, business books and records of Vivaldi and its subsidiaries to the extent relating to the investment advisory business conducted prior to the closing of the Reorganization by Vivaldi solely with respect to the Acquired Fund; (ii) all advertising, sales, marketing and promotional materials and literature used by Vivaldi and its subsidiaries in connection with the offering and sale of the Acquired Fund; and (iii) all goodwill associated with the investment advisory business conducted prior to the closing of the Reorganization by Vivaldi solely with respect to the Acquired Fund. Section 15(f) is inapplicable to the Reorganization because no sale of securities or other interest in the adviser that would result in an "assignment," as defined under Section 2(a)(4) of the 1940 Act, of an investment advisory contract has occurred or is proposed to occur as it relates to the Reorganization.

Even if Section 15(f) was applicable, it is a non-exclusive safe harbor provision that does not need to be complied with.5 We recognize that many similar fund reorganizations, nevertheless, include an undertaking to comply with Section 15(f), but this is not a requirement other than through the contractual arrangements negotiated between the parties for the benefit of the adviser to the acquired fund. Vivaldi knowingly accepted the risks associated with not relying on the Section 15(f) safe harbor.

Nonetheless, although we believe that compliance with Section 15(f) is not required, a discussion of Section 15(f)'s two key conditions as applied to the Reorganization is set forth below. In particular, the Section 15(f) safe harbor permits an adviser to a fund to receive any benefit in connection with a sale of interests in the adviser that results in the assignment of a fund's investment advisory contract, provided: (i) for three years after the transaction, at least 75% of the fund's board of directors must be persons who are not "interested persons" of the predecessor or successor adviser; and (ii) for a period of two years, no "unfair burden" is imposed on the fund "as a result of" the transaction. The SEC supported the passage of Section 15(f) because its 75% independent director minimum and prohibition on an unfair burden being imposed as a result of a

4

5

Id. at 140.

See Citigroup, Inc., 2006 SEC No-Act. LEXIS 552 (July 26, 2006) (stating "Section 15(f) of the 1940 Act establishes a non-exclusive safe harbor").

transaction provide safeguards against a new adviser's efforts to recoup the price paid for an advisory business from the fund's assets.6

75% Independent Director Minimum

Although the Board of the Acquiring Fund does not meet the 75% independent director minimum, the Board of the Acquiring Fund is two-thirds independent directors—still a supermajority independent board.7 A two-thirds independent board can sufficiently oversee potential conflicts of interest between an investment adviser and a fund and its shareholders. We note that no other provision in the 1940 Act requires a 75% independent director minimum. The Board of the Acquiring Fund has no current plans to increase the size of its board. In fact, the Board of the Acquiring Fund was recently expanded but experienced an unexpected independent director resignation for professional reasons unrelated to the Board or the Acquiring Fund. Given that appointing additional independent trustees is a lengthy and thorough process that the Board of the Acquiring Fund, consistent with its fiduciary duties, takes very seriously, appointing additional independent trustees is not an option given the timeframe of the Reorganization. Additionally, the Board of the Acquiring Fund believes that its current composition and independent Chairman function so that the independent trustees "furnish an independent check upon the management" of the Acquiring Fund.8 Additionally, the Acquiring Fund will have an annual shareholder meeting at which trustee nominees for the Board of the Acquiring Fund will be up for election. Unlike open-end investment companies, which in practice can have "lifetime" trustees because of the lack of annual shareholder meetings to elect trustees, listed closed-end funds like the Acquiring Fund give shareholders an opportunity at least annually to nominate and elect trustees. This further mitigates the concerns related to the independent overview of potential conflicts of interest.

Prohibition on the Imposition of an Unfair Burden

The prohibition on the imposition of an unfair burden, like the 75% independent director minimum, is a safeguard designed "to protect the investment company and its shareholders" in cases in which an investment adviser to an investment company is compensated for the sale of its business and where there is a temptation by the purchaser to "finance" the cost of acquisition through the imposition of a "burden" on an advisee fund.9 Based on discussions of the term "burden" by the SEC, its staff, and the courts, to show that there was a burden of any kind imposed on a fund, a plaintiff likely would need to demonstrate that there was an actual

6See, e.g., Institutional Disclosure and Sales of Investment Company Advisers: Hearing on H.R. 10570 Before the Subcomm. on Commerce and Finance of the House Comm. on Interstate and Foreign Commerce, 93rd Cong., Ser. No. 93-101, at 35 (Sep. 13, 1974) (testimony of Philip A. Loomis, Jr., Commissioner, SEC) at 37.

7In 2004 the SEC amended Rule 0-1 under the 1940 Act to add a number of governance requirements, including a requirement that a fund have a board with no less than 75% independent directors. This rule was vacated by a court decision and has not been re-proposed by the SEC to date. U.S. Chamber of Commerce v. SEC, No. 05-1240 (U.S. App. D.C. April 7, 2006).

8Burks v. Lasker, 441 U.S. 471, 484-85 (1979).

9See S. Rep. No. 75, 94th Cong., 1st Sess. 140 (1975) at 71.

financial impact incurred by the fund, such as actual increases in fees, the imposition of new fees, or a cessation or relaxation of fee waivers or expense limitations. There is no burden on the Acquired Fund, let alone an unfair burden, that is "as a result of" the Reorganization. In fact, following the consummation of the Reorganization, the contractual advisory fee of the Combined Fund will be lower than that of the Acquired Fund and the total annual operating expense ratio of the Combined Fund is expected to be significantly lower than the current total annual operating expense ratio of the Acquired Fund.

Nevertheless, Angel Oak has agreed to enter into an agreement with the Acquiring Fund that provides that Angel Oak will waive its fees and/or reimburse certain expenses (exclusive of any front-end sales loads, taxes, interest on borrowings, dividends on securities sold short, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization and extraordinary expenses) to limit the Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement of the Combined Fund to 2.50% of the Combined Fund's average daily net assets for two years after the Reorganization. We note that this expense limitation is significantly lower than the current total expense ratio of the Acquired Fund (which is approximately 4.49% (or 2.66% when excluding interest on borrowings, dividends on securities sold short and acquired fund fees and expenses). That is, even if the expenses of the Combined Fund that are subject to the waiver/reimbursement increase to 2.50% (the pro forma expenses of the Combined Fund subject to the waiver/reimbursement are estimated to be 1.79%), shareholders of the Acquired Fund will be paying a Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement less as shareholders of the Combined Fund than they were as shareholders of the Acquired Fund. Thus, the Acquired Fund shareholders will experience no undue burden, but further, will benefit from the protection of this expense limitation. As part of its approval of this expense limitation agreement, the Board of the Acquiring Fund will make a finding that it considered that the Reorganization does not impose an "unfair burden" on the Acquired Fund or its shareholders. This will ensure that the shareholders of the Acquired Fund do not experience an unfair burden.

Both Angel Oak and Vivaldi have Satisfied their Fiduciary Duties

Each of Angel Oak and Vivaldi is acting in accordance with its fiduciary duty by recommending approval of the Reorganization to the Board of the Acquiring Fund and Acquired Fund, respectively. An investment adviser's fiduciary duty under the Investment Advisers Act of 1940 comprises a duty of care and a duty of loyalty.10 Vivaldi's duty is to the Acquired Fund and its shareholders, not to the Acquiring Fund or its shareholders. Angel Oak's duty is to the Acquiring Fund and its shareholders, not to the Acquired Fund or its shareholders.

Duty of Care

The duty of care includes, among other things (i) the duty to provide advice that is in the best interest of the client, (ii) the duty to seek best execution of a client's transactions where the

10See, e.g., Commission Interpretation Regarding Standard of Conduct for Investment Advisers, 17 C.F.R. 276 (July 12, 2019).

adviser has the responsibility to select broker-dealers to execute client trades, and (iii) the duty to provide advice and monitoring over the course of the relationship.11 The duty to provide advice that is in the best interest of the client is directly applicable to each of Vivaldi's and Angel Oak's recommendation to their respective board to approve the Reorganization.

Vivaldi has met its duty of care to the Acquired Fund and its shareholders. The Acquired Fund is a sub-scale fund, and the Reorganization provides the Acquired Fund shareholders with an opportunity to participate in a scaled fund. Acquired Fund shareholders could benefit from increased liquidity of their shares in the secondary market resulting from the Reorganization. The Acquiring Fund's secondary market is more liquid and trading volume is significantly higher than that of the Acquired Fund. The Acquired Fund's shareholders would receive the same quality of services from Angel Oak as they are currently receiving with Angel Oak as a subadvisor to the Acquired Fund and would continue to benefit from the experience and expertise of Angel Oak's portfolio management team (albeit a different portfolio management team within Angel Oak). Additionally, the Acquired Fund shareholders benefit from the potential for relatively better performance, as demonstrated by the overall investment and operational performance of Angel Oak as subadvisor to the Acquired Fund since the inception of the Acquired Fund and the Acquiring Fund's performance to date. Following the consummation of the Reorganization, the contractual advisory fee for the Combined Fund will be lower than that of the Acquired Fund, and the total annual operating expense ratio of the Combined Fund is expected to be significantly lower than the current total annual operating expense ratio of the Acquired Fund. The costs of the Reorganization, other than brokerage and other transactions costs (which are expected to be zero), would be paid for by Vivaldi and Angel Oak. Additionally, the Acquired Fund Board acknowledged the conflicts of interest that Vivaldi was subject to as a result of receiving a payment under an agreement between Angel Oak and Vivaldi and recommending Board approval of the Reorganization. The Acquired Fund Board knew of the plan to not rely on the Section 15(f) safe harbor, and, with knowledge of this conflict of interest, still determined that the Reorganization was in the best interests of Acquired Fund shareholders. The disclosure regarding this determination will be enhanced.

Angel Oak has met its duty of care to the Acquiring Fund and its shareholders. It is anticipated that the increased asset size of the Acquiring Fund will provide opportunities for the Acquiring Fund to realize greater economies of scale, which can reduce annual fund operating expenses. Following the consummation of the Reorganization, the total annual operating expense ratio of the Combined Fund is expected to be lower than the current total annual operating expense ratio of the Acquiring Fund. Additionally, with increased net assets the Acquiring Fund may achieve operating and administrative efficiencies, including greater investment flexibility and investment options, greater diversification of portfolio investments, the ability to trade larger positions and additional sources of leverage (or more competitive leverage terms and more favorable transaction terms). In addition, its larger size may increase the Acquiring Fund's market profile and provide greater secondary market liquidity for its shares, which may result in tighter bid-ask spreads and better trade execution when purchasing or selling the Acquiring Fund's shares. If research analysts cover the Acquiring Fund due to the increase in the net assets of the Acquiring Fund after the Reorganization, there is the potential for further improved

11Id.

secondary market trading. As previously stated, the costs of the Reorganization, other than brokerage and other transaction costs (which are expected to be zero), would be paid for by Vivaldi and Angel Oak. The Board of the Acquiring Fund, which knew the approximate amount of the proposed consideration in connection with the agreement between Vivaldi and Angel Oak and of the plan to not rely on the Section 15(f) safe harbor, determined that the Reorganization was in the best interests of Acquiring Fund shareholders. The disclosure regarding this determination will be enhanced.

Duty of Loyalty

The duty of loyalty requires that an adviser not subordinate its clients' interests to its own. In other words, an investment adviser must not place its own interest ahead of its clients' interests.12

Full and fair disclosure of all material facts relating to the advisory relationship or of conflicts of interest and a client's informed consent prevent the presence of those material facts or conflicts themselves from violating the adviser's fiduciary duty of loyalty.13 Vivaldi first discussed with the Acquired Fund Board the proposed reorganization at a meeting held on December 5, 2019, and disclosed at that meeting to the Acquired Fund Board Vivaldi's conflict of interest in connection with the potential receipt of consideration by Vivaldi from Angel Oak. The Acquired Fund Board additionally considered the Reorganization, including this conflict of interest, at additional meetings held on December 27, 2019, January 14, 2020, January 31, 2020, and February 3, 2020. That is, the Acquired Fund Board met five times to consider the Reorganization, and the Acquired Fund Board discussed the proposed Reorganization in multiple executive sessions during those five meetings. The Acquired Fund Board has an independent chair, has no Vivaldi representation, and is advised by independent counsel. The Acquired Fund Board knew the approximate total amount of the proposed consideration in connection with the agreement between Vivaldi and Angel Oak and of the plan to not rely on the Section 15(f) safe harbor. The Acquired Fund Board, with full knowledge of the conflict of interest, unanimously approved the Reorganization and concluded that the Reorganization is in the best interests of the Acquired Fund shareholders.

Angel Oak first discussed with the Board of the Acquiring Fund the proposed reorganization at a meeting held on December 3-4, 2019, and disclosed at that meeting to the Board of the Acquiring Fund the potential payment of consideration from Angel Oak to Vivaldi. The Board of the Acquiring Fund additionally considered the Reorganization, including this payment, at additional meetings held on January 21, 2020, and February 28, 2020. In addition, the Board of the Acquiring Fund discussed the proposed Reorganization in executive session. The Board of the Acquiring Fund has an independent chair and is advised by independent counsel. The Board of the Acquiring Fund knew the approximate total amount of the proposed consideration in connection with the agreement between Vivaldi and Angel Oak and of the plan to not rely on the Section 15(f) safe harbor. The Board of the Acquiring Fund, with full knowledge of the

12

13

Id.

Id.

potential payment of consideration from Angel Oak to Vivaldi, unanimously approved the Reorganization and concluded that the Reorganization is in the best interests of the Acquiring Fund shareholders.

Furthermore, in light of the SEC staff's comment, the Acquiring Fund will enhance disclosure in each of the Acquiring Fund's proxy statement and the Proxy Statement/Prospectus regarding the agreement between Angel Oak and Vivaldi, including adding disclosure to the "Questions & Answers" portion of each of the Acquiring Fund's proxy statement and the Proxy Statement/Prospectus. If the Reorganization is approved, the Funds' shareholders would have explicitly consented after making an informed decision about this conflict.

* * *

Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

Appendix A